UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

098003106

 (CUSIP Number)

Christopher D. Moody
c/o: Bonds.com Group, Inc.
1515 S. Federal Highway
Boca Raton, FL 33432

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2009

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No.: 098003106

1.	Name of reporting persons:

Christopher D. Moody

2.	Check the appropriate box if a member of group
(a)	[ ]
(b)	[ ]

3.	SEC use only

4.	Source of Funds

PF, OO

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization:

United States Citizen

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0

8.	Shared voting power: 857,900[1]

9.	Sole dispositive power: 0

10.	Shared dispositive power: 857,900[1]

11.	Aggregate amount beneficially owned by each reporting person: 857,900

12.	Check if the aggregate amount in row (11) excludes certain shares [ ]

13.	Percent of class represented by amount in row (11): 1.38%

14.           Type of reporting person:

IN

[1]
Represents 857,900 shares of common stock issuable upon the exercise of warrants held by the Christopher D. Moody Revocable Trust, of which Christopher D. Moody is the sole trustee, which warrants are exercisable within 60 days.  Does not include 189,346 shares of common stock and 94,680 shares of common stock issuable on the exercise of warrants held by irrevocable trusts for the benefit of the reporting persons children with respect to which the reporting person does not have or share voting or dispositive power.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D of Christopher D. Moody, filed January 2, 2008 (the “Statement”), amends the Statement as set forth below.  Capitalized terms used and not defined in this Amendment No. 1 have the meanings given to them in the Statement.

Item 2.                   Identity and Background.

Item 2 is here by amended and restated in its entirety with the following information:

(a)	This Amendment No. 1 is being filed jointly on behalf of Christopher D. Moody (the “Reporting Person”).

(b)	The business addresses of the Reporting Person is:

c/o: Bonds.com Group, Inc.
1515 S. Federal Highway
Boca Raton, FL 33432

(c)           The reporting person currently is unemployed.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a United States citizen.

Item 4.                   Purpose of Transaction.

Item 4 is hereby amended by adding the following information:

The Reporting Person currently is in discussions with the receiver referenced in Item 5 below with respect to the transfer to such receiver of the warrants described in Item 5 below.  The Reporting Person expects to consent to the transfer of such warrants to such receiver.

Except as described above, the Reporting Person currently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following information:

On August 5, 2009, all right, title and interest in and to the Reporting Person’s 3,116,171 shares of the Issuer’s Common Stock and convertible promissory notes convertible into shares of the Issuer’s Common Stock were transferred to a court-appointed receiver in the matter Securities and Exchange Commission v. Arthur Nadel, Scoop Capital, LLC and Scoop Management, Inc., which is pending in the U.S. District Court for the Middle District of Florida.  This transfer occurred pursuant to a court order in such matter.

Additionally, as a result of the appointment of the receiver in such matter, the Reporting Person no longer has any beneficial ownership of the Issuer’s securities owned by Valhalla Investment Partners, L.P.

The Reporting Person continues to beneficially own warrants to purchase 857,900 shares of the Issuer’s Common Stock for an exercise price of $0.4687 per share, which are exercisable within 60 days, representing 1.38% of the Issuer’s outstanding shares of Common Stock (based upon the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2009).  These warrants are held indirectly through the Christopher D. Moody Revocable Trust, of which the Reporting Person is the sole trustee.  Accordingly, the Reporting Person has shared voting and dispositive power with respect to all of the underlying shares of Common Stock.

The reporting person ceased to be a beneficial owner of more than 5% of the Issuer’s Common Stock on August 5, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following information:

The Reporting Person currently is in discussions with the receiver referenced in Item 5 above with respect to the transfer to such receiver of the warrants described in Item 5 above.  The Reporting Person expects to consent to the transfer of such warrants to the receiver.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2009	/S/ Christopher D. Moody
Christopher D. Moody